UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2015 (March 11, 2015)

CHART ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-35762	45-28532218
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o The Chart Group, L.P. 555 Fifth Avenue, 19th Floor New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-350-1150

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Amendment of Trust Agreement

As a result of the meeting of stockholders described in Item 5.07 below (the “Meeting”), on March 11, 2015, Chart Acquisition Corp. (the “Company”) entered into the Trust Agreement (as defined in Item 5.07 below) with Continental Stock Transfer & Trust Company (“Continental”), a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Amendment of Warrant Agreement

On March 11, 2015, the Company and Continental entered into a second amended and restated warrant agreement (the “Second Amended and Restated Warrant Agreement”) to amend the terms of the amended and restated warrant agreement between the parties, dated September 12, 2014. The Second Amended and Restated Warrant Agreement, among other things, extends the date for automatic termination of the issued and outstanding warrants of the Company (the “Warrants”) in the event the Company has not consummated a business combination from March 13, 2015 to June 13, 2015. A copy of the Second Amended and Restated Warrant Agreement is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Amendment of Existing Promissory Notes

In February 2014, the Company issued convertible promissory notes in the aggregate amount of $400,000 for additional working capital as follows: $140,000 to Cowen Overseas Investment LP (“Cowen”), $246,667 to Chart Acquisition Group LLC (our “Sponsor”) and $13,333 to Joseph R. Wright. On September 9, 2014, the Company issued promissory notes in the aggregate amount of $750,000 as follows: $246,667 non-convertible note to our Sponsor; $215,834 convertible note to our Sponsor; $140,000 non-convertible note to Cowen; $122,500 convertible note to Cowen; $13,333 non-convertible note to Mr. Wright, and $11,666 convertible note to Mr. Wright. On February 4, 2015, the Company issued promissory notes in the aggregate amount of $450,000 as follows: $277,500 non-convertible note to our Sponsor; $157,500 non-convertible note to Cowen Investments LLC, an affiliate of Cowen (“Cowen Investments”), and $15,000 non-convertible note to Mr. Wright.

On March 11, 2015, the Company and each of the holders of the notes entered into an agreement (the “Letter Agreement”) pursuant to which the parties agreed to extend the due date of the notes to the earlier of: (i) June 13, 2015 and (ii) the date on which the Company consummates its initial business combination. The form of the Letter Agreement is attached as Exhibit 10.3 hereto and is incorporated by reference herein.

Amendment of Letter Agreement

On March 11, 2015, the Company, certain of the Company’s security holders, the officers and directors of the Company, Deutsche Bank Securities, Inc. (“Deutsche”) and Cowen Investments entered into a second amended and restated letter agreement (the “Second Amended and Restated Letter Agreement”) to amend the terms of the amended and restated letter agreement, dated September 9, 2014, between the parties. The Second Amended and Restated Letter Agreement, among other things, provides that any references to March 13, 2015 will be replaced with June 13, 2015 and that the number of Warrants that the Purchasers are required to tender for in connection with the business combination shall be reduced by one Warrant for every two Warrants tendered in the Warrant Extension Tender Offer (as defined below). A copy of the form of Second Amended and Restated Letter Agreement is attached as Exhibit 10.4 hereto and is incorporated by reference herein.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As a result of the Meeting, on March 12, 2015, the Company filed with the Secretary of State of the State of Delaware the Company’s Amended and Restated Certificate of Incorporation, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 11, 2015, the Company held a special meeting of stockholders (the “Meeting”). At the Meeting, the stockholders approved the following items: (i) an amendment to the Company’s amended and restated certificate of incorporation (the “Charter”) extending the date by which the Company must consummate its initial business combination from March 13, 2015 to June 13, 2015 (the “Extension Amendment”), (ii) an amendment to the Charter permitting stockholders to redeem their public shares for a pro rata portion of the funds available in the Company’s trust account (the “Trust Account”) and authorizing the Company and Continental, the trustee of the Trust Account, to disburse such redemption payments (the “Redemption Rights Amendment”) and (iii) an amendment to the Amended and Restated Investment Management Trust Agreement (as amended, the “Trust Agreement”) between the Company and Continental permitting distributions from the Trust Account to those persons holding shares of common stock comprising part of the units sold in the Company’s initial public offering who wish to exercise their redemption rights in connection with the Extension Amendment and the Trust Amendment (as defined below), and extending the date on which to liquidate the Trust Account in accordance with the Trust Agreement to June 13, 2015 (the “Trust Amendment”). The affirmative vote of holders of at least sixty-five percent of the issued and outstanding shares of the Company was required to approve each of the proposals. The number of shares of common stock presented for redemption was 3,558,385.

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Set forth below are the final voting results for each of the proposals:

Extension Amendment

The Extension Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
8,725,635	929	0

Redemption Rights Amendment

The Redemption Rights Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
8,725,635	0	929

Trust Amendment

The Trust Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
8,725,635	0	929

Item 8.01 Other Events

Results of Warrant Extension Tender Offer

The tender offer by our Sponsor, Joseph R. Wright and Cowen Investments (the “Warrant Extension Tender Offer”) to purchase for cash up to 7,492,300 of the issued and outstanding warrants of the Company (the “Warrants”) at a price of $0.30 per Warrant expired at 12:00 midnight., New York City time, on March 11, 2015. Based upon information provided by Continental, the depositary for the Warrant Extension Tender Offer, a total of 647,500 Warrants were validly tendered and not withdrawn in the Warrant Extension Tender Offer. The Purchasers accepted for purchase all such Warrants at a purchase price of $0.30 per Warrant for an aggregate purchase price of $194,250. Such Warrants represent approximately 8.6%, as of March 12, 2015, of the outstanding Warrants issued in the Company’s initial public offering.

Amendment of Escrow Agreement

On March 11, 2015, our Sponsor, Joseph R. Wright and Cowen Investments (collectively, the “Purchasers”), Continental, Deutsche and Cowen and Company, LLC entered into a second amended and restated escrow agreement (“Second Amended and Restated Escrow Agreement”) to amend the terms of the amended and restated escrow agreement between the parties dated September 12, 2014. The Second Amended and Restated Escrow Agreement, among other things, provides that (i) the Company’s failure to complete a business combination by June 13, 2015 (rather than March 13, 2015) will, in the circumstances set forth therein, constitute a Termination Event (as defined therein) thereunder and (ii) the Purchasers are permitted to use the funds held in the escrow account to purchase the warrants tendered in the Warrant Extension Tender Offer (as defined below). A copy of the Second Amended and Restated Escrow Agreement is attached as Exhibit 10.5 hereto and is incorporated by reference herein.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

3.1	Amended and Restated Certificate of Incorporation, as filed with the State of Delaware on March 12, 2015

10.1	Second Amended and Restated Investment Management Trust Agreement, dated March 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company

10.2	Second Amended and Restated Warrant Agreement, dated March 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company

10.3	Form of Letter Agreement, dated March 11, 2015

10.4	Form of Second Amended and Restated Letter Agreement, dated March 11, 2015, by and among Chart Acquisition Corp., certain of Chart Acquisition Corp.’s security holders and the officers and directors of Chart Acquisition Corp., Deutsche Bank Securities, Inc. and Cowen Investments, LLC

10.5	Second Amended and Restated Escrow Agreement, dated March 11, 2015, by and between Chart Acquisition Group, LLC, Joseph Wright, and Cowen Investments LLC, Continental Stock Transfer & Trust Company, and Deutsche Bank Securities, Inc. and Cowen and Company, LLC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART ACQUISITION CORP.

Date: March 13, 2015	By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Chief Financial Officer

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